UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                   AMENDMENT NO. 2
                                          TO
                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          GULF EXPLORATION CONSULTANTS, INC.
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                                   (Name of Issuer)

                             Common Stock, $.01 Par Value

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                            (Title of Class of Securities)

                                      402275200
                                 --------------------
                                    (CUSIP Number)

                             Copies of Communication To:


                                      Minmet plc
                        c/o Gulf Exploration Consultants, Inc.
                           10 Rockefeller Plaza, Suite 1012
                       New York, New York 10020, (212) 247-2120
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               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    June 17, 1996
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               (Date of Event which Requires filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
          13d-1(b)(3) or (4), check the following box [   ].

                    Check the following box if a fee is being paid with the
          statement.[   ]  (A fee is not required only if the reporting
          person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                     SCHEDULE 13D


          CUSIP No. 402275200
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          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               MINMET PLC
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          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [   ]
                                                                  (b) [ x ]
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          3    SEC USE ONLY
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          4    SOURCE OF FUNDS*

               WC
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          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                         [   ]
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          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    IRELAND
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          NUMBER OF      7    SOLE VOTING POWER

          SHARES              298,664 shares
                        -----------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            -0-
                        -----------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING           298,664 shares
                        -----------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                              -0-
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          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               298,664 shares
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          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        [   ]
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          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               15%
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          14   TYPE OF REPORTING PERSON*

               CO
          ----------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

                    This Amendment No. 2 to Schedule 13D (this "Schedule 13D") filed by Minmet plc ("Minmet") is being filed to amend the
          Schedule 13D as initially filed and as amended by Amendment No. 1 thereto. Other than as supplemented by the information contained herein and in Amendment No. 1 to this Schedule 13D, this Schedule 13D remains unamended, and the information previously disclosed continues to be applicable.

          ITEM 1.   SECURITY AND ISSUER.
          ------    -------------------

                    The title of the class of equity securities to which this Schedule 13D relates is common stock, $.01 par value (the "Common Stock"), of Gulf Exploration Consultants, Inc., a
          Delaware corporation ("GEC"), whose principal office is located at 10 Rockefeller Plaza, Suite 1012, New York, New York, 10020. All references to percentages of ownership of GEC Common Stock and the number of shares of Common Stock outstanding or held by Minmet have been adjusted to (i) reflect the one-for-fifty reverse split of the Common Stock, effective June 17, 1996 (the "Reverse Split"), and (ii) the prospective issuance of 438,040 shares of Common Stock to each of Osprey Investments, Inc. and Dennis Mensch pursuant to the Letter Agreement (as hereinafter defined) to occur upon the exchange by such persons of their respective GEC Notes, dated March 1995, in the principal amount of $100,000 each, plus accrued interest.

          ITEM 4.   PURPOSE OF TRANSACTION.
          -------   ----------------------

                    Item 4 is amended to add the following:

                    The event which requires the filing of Amendment No. 2 to this Schedule 13D is the reduction of Minmet's equity interest in GEC from 56% to 15%, effective June 17, 1996, as part of the recapitalization of GEC pursuant to the Letter Agreement, dated December 22, 1995 (the "Letter Agreement"), among GEC, Emerging Money Limited ("Emerging Money"), Minmet, Osprey Investments, Inc., formerly DRM&S, Inc. and Dennis Mensch. In exchange for reducing its equity interest in GEC and foregoing any claims that Minmet might have against GEC, Minmet acquired GEC's remaining 27.5% interest in Emerging Money from GEC. Emerging Money had been a wholly-owned subsidiary of GEC. Also, effective June 17, 1996, GEC sold a 72.5% interest in Emerging Money to a third party. GEC no longer has any interest in Emerging Money.

                    Management of GEC is seeking new business opportunities for GEC and ultimately cause GEC, subject to stockholder approval, to serve as a vehicle to effect a merger, exchange of capital stock or other business combination with an operating company. The location and industry of such company have not been determined and GEC has not entered into negotiations with any other party regarding such a business combination.

                    None of the shares of GEC Common Stock held by Minmet are held as a member of a group and Minmet disclaims membership in any group.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                     (a) Effective June 17, 1996, Minmet reduced its beneficial interest in the Common Stock of GEC from 56% to 15% pursuant to the Letter Agreement. Accordingly, Minmet is the direct beneficial owner of 298,664 shares of the Common Stock (the "Shares").

                    (b) Minmet possesses the sole power to vote and dispose of the Shares.

                    (c) Minmet has not effected transactions in the GEC Common Stock during the sixty days prior to June 17, 1996 except for the disposition of the Shares pursuant to the Letter Agreement.

                    (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares, other than Minmet.

                    (e)  Not applicable.



          Item 7    Material to be Filed as Exhibits.
          ------    --------------------------------

                    Item 7 is amended to add the following:

          Exhibit 3 Letter Agreement, dated as of December 22, 1995, among GEC, Osprey, Mensch and Minmet.

                                     SIGNATURE


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                             MINMET PLC


                                             By: /s/ Jeremy Metcalfe
						-----------------------
                                                   Jeremy Metcalfe
                                                     Director


          Dated: June 25, 1996